UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32863

iShares® Silver Trust                    NYSE Alternext US LLC (formerly, American Stock Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o Barclays Global Investors International, Inc.,

400 Howard Street, San Francisco, CA 94105,

Attn: BGI’s Product Management Team

Intermediary Investors and Exchange-Traded Products Department

(415) 597-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of the iShares® Silver Trust

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares® Silver Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

iShares® Silver Trust*

Date:	December 2, 2008	By:	Barclays Global Investors International, Inc. Sponsor of the iShares® Silver Trust

		By:	/S/ LEE T. KRANEFUSS
		Name:	Lee T. Kranefuss
		Title:	Chief Executive Officer

		By:	/S/ MICHAEL A. LATHAM
		Name:	Michael A. Latham
		Title:	Chief Financial Officer

*	The registrant is a trust. The individuals specified above are signing in their capacities as officers of Barclays Global Investors International, Inc., the sponsor of the trust.

2